UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Neuronetics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

64131A105
(CUSIP Number)

June 18, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64131A105	13G	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Kent Lake Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,500,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,500,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 29,997,563 outstanding shares of Common Stock (as defined in Item 2(d) below) as of May 3, 2024 represented in the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on May 7, 2024.

CUSIP No. 64131A105	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Kent Lake Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,500,000 (See Note 3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,500,000 (See Note 3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 (See Note 3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(2)	See Note (1) Above.

(3)	Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Kent Lake Capital LLC expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Kent Lake Capital LLC is the beneficial owner of any of the securities reported herein.

CUSIP No. 64131A105	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Benjamin Natter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,500,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,500,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Note 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(4) See Note (1) Above.

CUSIP No. 64131A105	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Neuronetics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3222 Phoenixville Pike

Malvern, PA 19355

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i)	Kent Lake Partners LP

(ii)	Kent Lake Capital LLC

(iii)	Benjamin Natter

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Kent Lake Partners LP

c/o Kent Lake Capital LLC

300 East 2nd Street, Suite 1510, #1033

Reno, NV 89501

(ii)	Kent Lake Capital LLC

300 East 2nd Street, Suite 1510, #1033

Reno, NV 89501

(iii)	Benjamin Natter

c/o Kent Lake Capital LLC

300 East 2nd Street, Suite 1510, #1033

Reno, NV 89501

Item 2(c).	Citizenship:

(i)	Kent Lake Partners LP – DE

(ii)	Kent Lake Capital LLC – DE

(iii)	Benjamin Natter – USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

64131A105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 64131A105	13G	Page 5 of 9 Pages

Item 4.	Ownership

(i)	Kent Lake Partners LP

(a)	Amount beneficially owned: 1,500,000 (See Note 5)

(b)	Percent of class: 5.0% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,500,000 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,500,000 (See Note 5)

(ii)	Kent Lake Capital LLC

(a)	Amount beneficially owned: 1,500,000 (See Note 5)

(b)	Percent of class: 5.0% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,500,000 (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,500,000 (See Note 5)

(iii)	Benjamin Natter

(a)	Amount beneficially owned: 1,500,000 (See Note 5)

(b)	Percent of class: 5.0% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,500,000 (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,500,000 (See Note 5)

CUSIP No. 64131A105	13G	Page 6 of 9 Pages

Note 5:

Kent Lake Capital LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Kent Lake Capital LLC may be deemed to be the beneficial owner of all shares of Common Stock held by Kent Lake Partners LP ("the Fund"). Mr. Benjamin Natter, as Managing Member of Kent Lake Capital LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Kent Lake Capital LLC and Mr. Natter expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Kent Lake Capital LLC or Mr. Natter are the beneficial owner of any of the securities reported herein.

Note 6:

Based on 29,997,563 outstanding shares of Common Stock as of May 3, 2024 represented in the Issuer's 10-Q filed with the SEC on May 7, 2024.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 5 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 64131A105	13G	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

KENT LAKE PARTNERS LP

By: Kent Lake GP LLC, its General Partner

By: /s/ Benjamin Natter

Name: Benjamin Natter

Title: Managing Member

KENT LAKE CAPITAL LLC

By: /s/ Benjamin Natter

Name: Benjamin Natter

Title: Managing Member

BENJAMIN NATTER

By: /s/ Benjamin Natter

CUSIP No. 64131A105	13G	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: June 28, 2024

KENT LAKE PARTNERS LP

By: Kent Lake GP LLC, its General Partner

By: /s/ Benjamin Natter

Name: Benjamin Natter

Title: Managing Member

KENT LAKE CAPITAL LLC

By: /s/ Benjamin Natter

Name: Benjamin Natter

Title: Managing Member

BENJAMIN NATTER

By: /s/ Benjamin Natter

CUSIP No. 64131A105	13G	Page 9 of 9 Pages